UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

TWINLAB CONSOLIDATED HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

901773101

(CUSIP Number)

Capstone Financial Group, Inc.

8600 Transit Road
East Amherst, NY 14051
Telephone (866) 798-4478

and

Darin Richard Pastor

8600 Transit Road

East Amherst, NY 14051
Telephone (866) 798-4478

with a copy to:

Hayden Trubitt, Esq.

Stradling Yocca Carlson & Rauth, P.C.

4365 Executive Drive, Suite 1500

San Diego, CA 92121

(858) 926-3000

Fax (858) 408-4251

(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications)

December 18, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 901773101	13D/A	Page 2 of 5 Pages

1 NAME OF REPORTING PERSON        Capstone Financial Group, Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ] (b) [ ]

3 SEC USE ONLY

4 SOURCE OF FUNDS (See Instructions) WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER	0

	(8)	SHARED VOTING POWER	30,752,076(1)

	(9)	SOLE DISPOSITIVE POWER	0

	(10)	SHARED DISPOSITIVE POWER	30,752,076 (1)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,752,076 (1) Shares of Common Stock

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     9.9%(2)

14 TYPE OF REPORTING PERSON                      CO

(1) The aggregate number of shares to which the Schedule 13D relates includes options for the purchase of 1,498,500 currently-outstanding shares of common stock of the Issuer (all of which Capstone Financial Group, Inc. believes it has duly exercised, but for which the optionors are refusing to deliver the shares) and Series B Warrants to purchase 16,000,000 shares of common stock of the Issuer held by Capstone Financial Group, Inc.

(2) Based on 295,704,136 shares outstanding at October 21, 2015.

CUSIP No. 901773101	13D/A	Page 3 of 5 Pages

1 NAME OF REPORTING PERSON Darin Richard Pastor

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ] (b) [ ]

3 SEC USE ONLY

4 SOURCE OF FUNDS (See Instructions) WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER	0

	(8)	SHARED VOTING POWER	30,752,076 (1)

	(9)	SOLE DISPOSITIVE POWER	0

	(10)	SHARED DISPOSITIVE POWER	30,752,0761)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,752,076 (1) Shares of Common Stock

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.9%(2)

14 TYPE OF REPORTING PERSON                      IN

(1) The aggregate number of shares to which the Schedule 13D relates includes options for the purchase of 1,498,500 currently-outstanding shares of common stock of the Issuer (all of which Darin Richard Pastor believes a corporation controlled by Darin Richard Pastor has duly exercised, but for which the optionors are refusing to deliver the shares) and Series B Warrants to purchase 16,000,000 shares of common stock of the Issuer held by a corporation controlled by Darin Richard Pastor.

(2) Based on 295,704,136 shares outstanding at October 21, 2015.

CUSIP No. 901773101	13D/A	Page 4 of 5 Pages

Item 1. Security and Issuer

This amendment of a Schedule 13D statement relates to shares of common stock, $0.001 par value per share (the “Common Stock”), of Twinlab Consolidated Holdings, Inc. (the “Issuer”), a Nevada corporation, having its principal executive offices at 632 Broadway, New York, New York 10012.

This amendment is being filed by Capstone Financial Group, Inc., a Nevada corporation (“CAPP”) and Darin Richard Pastor (“Mr. Pastor”) (collectively, the “Reporting Persons”) to amend and supplement Item 5 of the Schedule 13D statement, which was filed on December 17, 2014 and previously amended on June 18, 2015.

Item 5. Interest in Securities of Issuer

Items 5(a) and (c) of the Schedule 13D statement are amended to reflect the following:

(a)	As of the filing date of this amendment, CAPP may be deemed to beneficially own (within the meaning of Rule 13d-3 under the Securities Exchange Act) 30,752,076 shares of common stock of the Issuer, or 9.9% of the class (using the principles of Rule 13d-3 under the Securities Exchange Act to determine such percentage). Of such shares, 1,498,500 shares are issuable pursuant to the Stock Option, and 16,000,000 shares are issuable pursuant to the Series B Warrant.

Mr. Pastor beneficially owns a majority of the outstanding shares of CAPP and therefore controls CAPP, and therefore also beneficially owns 9.9% of the Issuer.

(c)	Except as set forth or incorporated herein, the Reporting Persons have not effected any transaction in the common stock of the Issuer during the past 60 days.

•	On November 16, 2015, CAPP sold shares of common stock of the Issuer in a private transaction to an accredited investor at $0.76 per share.

•	On November 30, 2015, Series B Warrants, held by CAPP, to purchase 1,342,105 shares of common stock of the Issuer expired pursuant to their terms.

•	The previously reported June 10, 2015 sale by CAPP of 13,157,895 shares of common stock of the Issuer to an accredited investor for $0.76 per share was cancelled by CAPP on December 18, 2015 because the counterparty had not paid the purchase price.

Item 7. Materials to Be Filed as Exhibits

A Joint Filing Agreement was filed as Exhibit 1 to the Reporting Persons’ Schedule 13D statement, as filed with the SEC on December 17, 2014, and is incorporated by reference herein.

CUSIP No. 901773101	13D/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 24, 2015

CAPSTONE FINANCIAL GROUP, INC.

By: /s/ Darin Pastor

Darin Pastor, Chief Executive Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 24, 2015

/s/ Darin Richard Pastor

DARIN RICHARD PASTOR, an individual